December 19, 2024

M. Christopher Hall
Partner
PACIFICORP /OR/
Perkins Coie LLP
1120 N.W. Couch Street
Tenth Floor
Portland, OR 97209-4128

       Re: PACIFICORP /OR/
           Schedule TO-I filed December 17, 2024
           SEC File No. 5-30554
Dear M. Christopher Hall:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Defined terms used here have the same meaning as in your filing.

Schedule TO-I filed December 17, 2024
Certain Significant Considerations - The Offers may be cancelled or delayed, page 6

1. We note the disclosure here that "[t]he Offeror has the right... to terminate, withdraw or extend, at its sole discretion, either of the Offers at any time and for any reason, including any extension to meet the conditions precedent to settlement of the Offers"
       (emphasis added). Reserving the right to terminate the Offers for any reason and in the sole discretion of the Offeror raises illusory offer concerns under Regulation 14E.
       Please revise here and where similar language appears throughout the Offer to
       Purchase.
 December 19, 2024
Page 2
The Offeror or the Company may acquire shares of Preferred Stock other than through the
Offers in the future, page 6

2. In multiple places in the Offer to Purchase, you discuss the possibility of redemption or cash-out in a reverse stock split of any preferred shares not purchased in the Offers.
       Provide an approximate timeframe for when either event could occur, relative to the end of the Offers.
General

3.     The information about PPW Holdings required by Item 3 of Schedule TO and
Item
       1003 of Regulation M-A should appear in the offer to purchase distributed to shareholders. In addition, we are unable to locate the information required by General
       Instruction C for the control persons of PPW Holdings or the Company. Please revise or advise.
4. We note the disclosure that PPW Holdings will pay for tendered preferred shares
       "with cash on hand from an equity contribution from BHE." It is unclear whether
       PPW Holdings is an operating company or whether it was formed solely to complete these offers. Please analyze whether BHE should be included as a bidder here, since it is funding the purchase of tendered shares. Include BHE as a bidder on the Schedule
       TO, or explain in your response letter why you have not done so.
5. In several places in the Offer to Purchase, you discuss the possibility that if sufficient shares are tendered to assure passage of the Redemption Amendment, the Company intends to redeem any preferred shares not tendered at a price per share "consistent with" the price in the Offers. Similarly, you disclose that if more than a majority but less than 66 2/3% of the preferred shares are tendered, the Company will conduct a reverse stock split using a ratio that will result in all shareholders other that the
       Offeror being cashed out at a per share price "consistent with" the price in the Offers.
       Revise throughout to clarify what is meant by "consistent with" and whether this means that the price in a redemption or a reverse stock split would be the same as the offer price.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Christina Chalk at 202-551-3263.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Mergers
& Acquisitions